UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

FIVE STAR QUALITY CARE, INC.

(Name of Subject Company)

FIVE STAR QUALITY CARE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

33832D106
(CUSIP Number of Class of Securities)

Richard A. Doyle
Chief Financial Officer and Treasurer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458
(617) 796-8387

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:

Howard Berkenblit

Nicole Rives

Sullivan & Worcester LLP

One Post Office Square

Boston, Massachusetts 02109

(617) 338-2800

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 2, or this Amendment, amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Five Star Quality Care, Inc., or the Company, with the Securities and Exchange Commission, or the SEC, on October 6, 2016, or, as previously amended or supplemented, the Schedule 14D-9.  The Schedule 14D-9 relates to the tender offer, or the Offer, by ABP Acquisition LLC, or the Purchaser, to purchase up to 18,000,000 of the issued and outstanding shares of common stock, par value $.01 per share, or the Shares, of the Company, at the offering price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, or the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 6, 2016, or, as amended or supplemented by the Amendment and Supplement to the Offer to Purchase dated October 27, 2016, the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO filed by the Purchaser with the SEC on October 6, 2016, as amended or supplemented from time to time.

All information in the initial Schedule 14D-9 and in Amendment No. 1 thereto, filed by the Company with the SEC on October 28, 2016, is incorporated by reference into this Amendment and, except as otherwise set forth below, the information included in the initial Schedule 14D-9 and Amendment No. 1 thereto remains unchanged.  This Amendment is being filed to reflect the updates described below.

Item 8.  Additional Information.

Results of the Offer

The Purchaser has advised that, based on the final count provided to it by the depositary for the Offer, the total number of Shares validly tendered in the Offer was 22,769,337 Shares. Pursuant to the terms of the Offer, the number of Shares that the Purchaser purchased from tendering stockholders was prorated so that the Purchaser purchased in the Offer a total of 17,999,999 Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

FIVE STAR QUALITY CARE, INC.

	By:	/s/ Richard A. Doyle
Richard A. Doyle
Chief Financial Officer and Treasurer